UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE ALPINE GROUP, INC.

(Name of Subject Company (Issuer))

THE ALPINE GROUP, INC.

(Name of Filing Person (Issuer))

Common Stock, Par Value $0.10 Per Share
(including the associated Share Purchase Rights issued under the Rights Agreement)

(Title of Class of Securities)

020 825 600

(CUSIP Number of Class of Securities)

Stewart H. Wahrsager, Esq.
The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 549-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Julie M. Allen, Esq.
Ronald Papa, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$21,000,000	$4,200

*  Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the purchase of 6,000,000 shares of common stock at the maximum tender offer price of $3.50 per share.

[  ]  Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Filing Party: Form or Registration No.: Date Filed:

[  ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by The Alpine Group, Inc., a Delaware corporation (the “Company”), to purchase up to 6,000,000 shares of its common stock, par value $.10 per share, including the associated rights (the “rights”) issued under the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, dated as of February 17, 1999, as amended, at a price not greater than $3.50 nor less than $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    The name of the issuer is The Alpine Group, Inc., a Delaware corporation, and the address of its principal executive office is One Meadowlands Plaza, East Rutherford, New Jersey 07073. The telephone number of its principal executive office is (201) 549-4400.

(b)    The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)    The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)    The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

“Summary Term Sheet”;

“Introduction”;

Section 1 (“Terms of the Offer”);

Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditional Tender of Shares”);

Section 7 (“Conditions of the Tender Offer”);

Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 14 (“United States Federal Income Tax Consequences”); and

Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)    The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)    The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10)    The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)    The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.

(d)    Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b)    The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)    The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)    The information set forth in the Offer to Purchase under Section 10 (“Information about The Alpine Group, Inc.”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b)    The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

EXHIBIT	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated March 1, 2006.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release, dated March 1, 2006.

(a)(1)(H)*	Letter to stockholders of Alpine from Steven Elbaum, Chairman and Chief Executive Officer, dated March 1, 2006.

(d)(1)
Rights Agreement, dated as of February 17, 1999, between Alpine and American Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Form 8-A of Alpine, as filed with the Commission on February 18, 1999).

(d)(2)
Amendment No. 1, dated March 10, 2003, to the Rights Agreement, dated as of February 17, 1999, between The Alpine Group, Inc. and American Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of Alpine filed with the Commission on March 11, 2003).

(d)(3)
Amended and Restated 1984 Restricted Stock Plan of Alpine (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-4 (Registration No. 33-9978) of Alpine, as filed with the Commission on October 5, 1993 (the “S-4 Registration Statement”)).

(d)(4)	Amended and Restated 1987 Long-Term Equity Incentive Plan of Alpine (incorporated herein by reference to Exhibit 10.4 to the S-4 Registration Statement).

(d)(5)	Employee Stock Purchase Plan of Alpine (incorporated herein by reference to Exhibit B to the proxy statement of Alpine dated August 22, 1997 filed with the Commission on August 15, 1997).

(d)(6)	1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(tt) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 1997).

(d)(7)	Stock Compensation Plan for Non-Employee Directors of Alpine (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended January 30, 1999).

(d)(8)
Amendment No. 1, dated as of March 15, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10 to the Annual Report on Form 10-K of Alpine for the year ended December 31, 1999 (the “1999 10-K”)).

(d)(9)	Amendment No. 2, dated as of April 1, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(mm) to the 1999 10-K).

(d)(10)	Amendment No. 3, dated as of May 14, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(nn) to the 1999 10-K).

(d)(11)
The Alpine Group, Inc. Deferred Stock Account Plan (incorporated herein by reference to Exhibit 10(ss) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2000 (the “2000 10-K”).

(d)(12)
Amendment Number One to The Alpine Group, Inc. Senior Executive Retirement Plan (Amended and Restated as of January 1, 2001) (incorporated herein by reference to Exhibit 10(ggg) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2001 (the “2001 10-K”)).

EXHIBIT	DESCRIPTION
(d)(13)
Form of subscription agreement entered into on June 23, 2003 by certain officers and directors of Alpine in connection with the private placement of the Series A Preferred Stock (incorporated herein by reference to Exhibit d-1 of the Schedule TO of Alpine, dated June 23, 2003 filed with the Commission on June 23, 2003).

(d)(14)
Amendment Number One to The Alpine Group, Inc. Stock Compensation Plan for Non-Employee Directors, dated July 1, 2004 (incorporated herein by reference to Exhibit 10(jj) to the Quarterly Report on Form 10-Q of Alpine for the period ended September 30, 2004 (the “September 30, 2004 10-Q”).

(d)(15)	Amendment Number One to The Alpine Group, Inc. Deferred Stock Account Plan, dated July 30, 2004 (incorporated herein by reference to Exhibit 10(kk) to the September 30, 2004 10-Q).

*    Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2006	THE ALPINE GROUP, INC.

By:	/s/ Steven S. Elbaum Name: Steven S. Elbaum Title: Chairman and Chief Executive Officer

Exhibit Index

EXHIBIT	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated March 1, 2006.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release, dated March 1, 2006.

(a)(1)(H)*	Letter to stockholders of Alpine from Steven Elbaum, Chairman and Chief Executive Officer, dated March 1, 2006.

(d)(1)
Rights Agreement, dated as of February 17, 1999, between Alpine and American Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Form 8-A of Alpine, as filed with the Commission on February 18, 1999).

(d)(2)
Amendment No. 1, dated March 10, 2003, to the Rights Agreement, dated as of February 17, 1999, between The Alpine Group, Inc. and American Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of Alpine filed with the Commission on March 11, 2003).

(d)(3)
Amended and Restated 1984 Restricted Stock Plan of Alpine (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-4 (Registration No. 33-9978) of Alpine, as filed with the Commission on October 5, 1993 (the “S-4 Registration Statement”)).

(d)(4)	Amended and Restated 1987 Long-Term Equity Incentive Plan of Alpine (incorporated herein by reference to Exhibit 10.4 to the S-4 Registration Statement).

(d)(5)	Employee Stock Purchase Plan of Alpine (incorporated herein by reference to Exhibit B to the proxy statement of Alpine dated August 22, 1997 filed with the Commission on August 15, 1997).

(d)(6)	1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(tt) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 1997).

(d)(7)	Stock Compensation Plan for Non-Employee Directors of Alpine (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended January 30, 1999).

(d)(8)
Amendment No. 1, dated as of March 15, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10 to the Annual Report on Form 10-K of Alpine for the year ended December 31, 1999 (the “1999 10-K”)).

(d)(9)	Amendment No. 2, dated as of April 1, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(mm) to the 1999 10-K).

(d)(10)	Amendment No. 3, dated as of May 14, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(nn) to the 1999 10-K).

(d)(11)
The Alpine Group, Inc. Deferred Stock Account Plan (incorporated herein by reference to Exhibit 10(ss) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2000 (the “2000 10-K”).

(d)(12)
Amendment Number One to The Alpine Group, Inc. Senior Executive Retirement Plan (Amended and Restated as of January 1, 2001) (incorporated herein by reference to Exhibit 10(ggg) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2001 (the “2001 10-K”)).

EXHIBIT	DESCRIPTION

(d)(13)
Form of subscription agreement entered into on June 23, 2003 by certain officers and directors of Alpine in connection with the private placement of the Series A Preferred Stock (incorporated herein by reference to Exhibit d-1 of the Schedule TO of Alpine, dated June 23, 2003 filed with the Commission on June 23, 2003).

(d)(14)
Amendment Number One to The Alpine Group, Inc. Stock Compensation Plan for Non-Employee Directors, dated July 1, 2004 (incorporated herein by reference to Exhibit 10(jj) to the Quarterly Report on Form 10-Q of Alpine for the period ended September 30, 2004 (the “September 30, 2004 10-Q”).

(d)(15)	Amendment Number One to The Alpine Group, Inc. Deferred Stock Account Plan, dated July 30, 2004 (incorporated herein by reference to Exhibit 10(kk) to the September 30, 2004 10-Q).